[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

November 10, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mark Webb, Esq.

Mail Stop 4561

Re:	OBA Financial Services, Inc. (Registration No. 333-161898)

Registration Statement on Form S-1

Dear Mr. Webb:

On behalf of OBA Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated November 6, 2009, as well as the Company’s responses to those comments. In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”). The Amended S-1 has been blacklined to reflect changes from the original filing.

Pro Forma Data, page 40

1.	Please refer to your response to comment 16 of our letter dated October 9, 2009. We note the source of the interest rate assumed on the ESOP loan. Please revise to disclose the actual interest rate used for the purposes of your pro forma disclosure.

Page 40 has been revised, as requested.

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November 10, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Fiscal Years Ended June 30, 2009 and 2008, page 59

2.	Please refer to your response to comment 18 of our letter dated October 9, 2009. Please tell us and revise your disclosure to clarify the basis for considering the purchased commercial business loan portfolio in the same manner as the originated portfolio in your determination of the allowance for loan losses, addressing the following:

a.	Clarify whether you recorded these loans at fair value upon purchase as required by paragraph 11 of SFAS 140. If you did not record the loans at fair value, please disclose the basis for not doing so.

Paragraph 11 of SFAS 140 states “The transferee shall recognize all assets obtained and any liabilities incurred and initially measure them at fair value (in aggregate, presumptively, the price paid). Paragraph 5 of SFAS 157 further defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The Company recorded these loans at fair value upon purchase (which was equal to the price paid for the loans), as required by paragraph 11 of SFAS 140. Page 60 has been revised as requested.

b.	If the loans were recorded at fair value, please clarify how you determined the expected loss component of the purchased loans when determining fair value at that time and whether and how you consider the expected loss component of the fair value adjustment to these loans when calculating the relevant allowance for loan losses.

The Company underwrote these loans at the time of purchase, and, following its own underwriting due diligence, only purchased performing loans. None of these loans had evidence of a deterioration of credit quality since origination, and it was not probable at acquisition that the Company would be unable to collect all contractually required payments receivable. The expected cash flows at the purchase date were equal to the contractual cash flows. All loans purchased had contractual interest rates comparable to market interest rates at the time of purchase. There was no premium or discount adjustment and the loans were purchased at their outstanding contractual basis plus accrued interest, if any. There were no other risk factors associated with each loan beyond the normal risks associated with lending activities. Accordingly, the Company believes that there was no expected loss component for these loans at the time of purchase.

The Company then considered these loans as part of the remainder of it loan portfolio, and evaluated these loans on a pooled basis with respect to the determination of the allowance for loan losses. As discussed below, the Company did not consider these loans impaired as of

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November 10, 2009

June 30, 2009, and considered these loans outside the scope of SOP 03-3 at the time of purchase. The Company has reviewed relevant accounting pronouncements (including Staff Accounting Bulletin 102) and has not found guidance that would prohibit such a purchased loan from being included in the pool of loans evaluated under SFAS 5. In addition, Staff Accounting Bulletin 102 refers to Exhibit D-80A of EITF Topic D-80, which states at the top of the flow chart how review is conducted for “all loans.”

c.	If you do not consider the expected loss component estimated at the time of purchase in your determination of the provision and the allowance for loan losses, please clarify your basis for not doing so.

Please see the response to Comment 2.b., above. Because these loans did not have an expected loss component at the time of purchase (the expected cash flows equaled the contractual cash flows), there was no effect on the provision or allowance for loan losses at the time of purchase.

d.	We note per your disclosure on page 69 that approximately 27% of your total allowance balance is allocated to the commercial business portfolio. We also note your disclosure on page 46 that the growth in this portfolio is primarily related to purchased loans. Considering this and your disclosures on page F-6 it appears that a significant amount of this portfolio was purchased during 2009 and appears to have incurred credit impairment since purchase due to the additional required allowance related to these loans. Considering the short time between purchase and the additional credit impairment recorded, please clarify whether your allowance for loan losses and provision for loan losses would have been materially impacted if you accounted for these loans under SOP 03-3.

As stated above, the purchased loans are not within the scope of SOP 03-3. The Company notes that these purchased loans have not incurred credit impairment. None of these loans was a criticized asset (classified or considered special mention) as of June 30, 2009. As previously noted in the Company’s response letter dated October 30, 2009, such loans were (and still are) performing loans, did not have evidence of a deterioration of credit quality since origination and it was not probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable,

The purchased loans are primarily commercial and non-residential real estate loans, therefore, the Company considers them within the scope of SFAS 114 (paragraph 6). However, none of the purchased loans were identified for evaluation under SFAS 114 (see paragraph 7 and footnote 1) at June 30, 2009 or at any time since they were acquired. Therefore, the loans have not incurred “credit impairment” and have no “additional required allowance” under SFAS 114.

In addition to considering SFAS 114, the Company’s allowance for loan losses is also determined based on SFAS 5. Under SFAS 5, the Company segments its loan portfolio by

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identifying risk characteristics that are common to groups of loans. It then applies historical loss factors adjusted for current environment factors to the segments to determine the SFAS 5 portion of the allowance. All loans, including originated and purchased, are grouped with their respective segment and included in this calculation. None of the allowance determined under SFAS 5 is attributed to any individual loan within each group of loans, including any individually purchased loan.

The Company has revised pages 46 and 48 to remove the word “primarily”, as only $8.2 million of the $18.9 million increase in commercial business loans during the fiscal year ended June 30, 2009 consisted of purchased commercial business loans. The remaining $689,000 of loans purchased consisted of commercial real estate loans and $30,000 consisted of construction loans. As of June 30, 2009, such total loans were only $8.3 million.

Because only $8.9 million of loans were purchased, and because the balance of these loans was only $8.3 million as of June 30, 2009, the effect on the provision for loan losses and the allowance for loan losses would have been a decrease of approximately $82,000 had these loans not been included in the relevant loan pools in calculating the allowance for loan losses as of June 30, 2009, which would have resulted in an allowance for loan losses as a percentage of total loans of 0.38% as of June 30, 2009 (compared to the actual percentage of 0.41%). However, the Company believes that such assumptions are not meaningful as such purchase clearly is not within the scope of 03-3.

Allowance for Loan Losses, page 66

3.	Please refer to your response to comment 19 of our letter dated October 9, 2009 and address the following:

a.	Please specifically disclose if you evaluated any of your substandard loans for impairment under SFAS 114. If so, please disclose how you determined these loans were not impaired, that is the value of the collateral or the present value of the discounted cash flows supported your conclusion that the payments for these loans will be collected when scheduled according to the terms of the loan.

The Company reviews all substandard non-residential real estate loans to determine if a SFAS 114 analysis is appropriate. In instances where the Company believes that the substandard rating is temporary in nature and payment in full is expected according to the terms of the loan contract, the Company does not complete an analysis under SFAS 114.

As noted in the Prospectus, the following are the Company’s substandard loans as of June 30, 2009, and describes the treatment of such loans as of June 30, 2009. Please note that there are additional substandard assets, which are not loans, which would not be reviewed under SFAS 114.

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(i) one lending relationship consisting of a construction loan with a principal balance of $1.3 million and a one- to four-family residential real estate loan with a principal balance of $672,000.

Upon further review of this lending relationship (based upon both information available to the Company at the time as well as information that has become available more recently), as well as discussions with the staff of the SEC, the Company has determined that this relationship was impaired as of June 30, 2009. Both the Prospectus and the Company’s financial statements have been revised to reflect this treatment. Please note that the Company has reviewed its allowance for loan loss calculations as of June 30, 2009 based upon this determination, and believes that no revision to the allowance for loan losses is required as of June 30, 2009.

(ii) one commercial real estate loan with a principal balance of $345,000.

As of June 30, 2009, the Company determined that this loan was not impaired, and, based upon information currently available to the Company, believes that such determination is the correct accounting treatment for this loan. As of June 30, 2009, the Company reviewed financial and other information in its file, conducted discussions with the borrower and conducted a drive-by review of the collateral. As of June 30, 2009, the loan was, in fact, performing according to its contractual terms. Although the loan had experienced payment delinquencies in the past, such delinquencies were temporary and, therefore, the Company did not determine this loan to be impaired under SFAS 114 as of June 30, 2009.

(iii) two one- to four-family residential real estate loans with principal balances totaling $483,000.

Pursuant to the Company’s policies, these loans are not separately evaluated for impairment under SFAS 114, but are evaluated as part of the pool of one- to four-family residential real estate loans.

Pages 68 and F-22 have been revised, as requested, to reflect this information.

b.	If you have not evaluated any of these loans under SFAS 114 for impairment, please specifically disclose why, considering that they are rated substandard.

Page 68 has been revised to disclose that the two one- to four-family residential real estate loans with principal balances totaling $483,000 are not individually evaluated for impairment, but are collectively evaluated as part of the homogeneous pool of one- to four-family residential real estate loans.

c.

Please clarify your statement that the worsening credit conditions noted by the staff were not only offset by other improvements in credit quality conditions but are immaterial compared to the effects of the increase in criticized assets. Please provide additional specific information regarding the

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improvements in credit quality and address this statement in light of your increase in particular loan categories within your criticized assets.

Page 60 has been revised, as requested, to disclose additional credit information. Page 69 has also been revised to include a cross-reference to additional information with respect to non-performing assets and delinquent loans.

d.	Please disclose the amount of substandard assets evaluated under SFAS 5 separately from those evaluated under SFAS 114.

Page 68 has been revised, as requested.

e.	We note that your policy in Note 2 to the Consolidated Financial Statements on page F-11 states that you evaluate loans under the practical expedient in SFAS 114. Please clarify which of these substandard loans are collateral dependent. If any of these loans are collateral dependent, please discuss how you consider the collateral fair value of these loans in determining whether they are impaired under SFAS 114. Please clarify whether the declines in collateral value discussed on page 66 relate to your substandard or special mention loans.

Page 68 has been revised to disclose that all of the substandard loans as of June 30, 2009 were collateral dependent. The discussion on page 68, which was added in response to Comment 3.a., includes a discussion of how collateral value was considered in determining whether the two substandard non-residential lending relationships were considered impaired as of June 30, 2009. Page 66 has been revised, as requested, to clarify that the collateral issues discussed were for substandard loans. In addition, disclosure on page 66 already indicated that “As of June 30, 2009, all of the credit issues related to the special mention loans were based on issues related to the borrowers, and not the value of the underlying collateral.”

f.	Please disclose your policy for obtaining updated appraisals for your collateral dependent loans. Please disclose how you consider this information in the determination of your allowance for loan losses for impaired loans evaluated under SFAS 114 and in the SFAS 5 component of your estimate.

Page 68 has been revised to disclose the Company’s policy with respect to obtaining updated appraisals, and has also been revised to indicate that the Company considers its most recent appraisals of property when determining the allowance for loan losses.

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Note 19 – Fair Value Measurement and Fair Value of Financial Instruments, page F-31

4.	Please refer to your response to comments 27 and 28 of our letter dated October 9, 2009. A 10% variation in the fair value of your mortgage servicing asset appears to have a potentially material impact on your net income in 2009. Therefore, please revise to provide the requested disclosures.

Pages F-34 and F-36 have been revised, as requested.

*    *    *    *    *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2007 or Steven T. Lanter of this office at (202) 274-2004 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:	Michael Seaman, Esq.

Rebekah Moore, CPA

Paul Cline, CPA

Charles E. Weller, President and

Chief Executive Officer

Steven T. Lanter, Esq.